Exhibit 6

Statement of Computation of Earnings per Share (in thousands)

Following is the data relating to the weighted average number of shares used in the computation of diluted earnings (loss) per share:

	Year ended December 31,	Year ended December 31,
	2016	2015

Weighted average number of shares used in the computation of basic income per share	2,587	1,970

Weighted average number of shares used in the computation of diluted income per share	2,593	1,970

Options and warrants which were not included in the computation of diluted earnings per share due to anti-dilutive effect	284	405